UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIDELITY BOND

Investment Company Act File Number 811-4946

THOMPSON IM FUNDS, INC.

(Exact name of registrant as specified in charter)

1255 Fourier Drive, Suite 200

Madison, Wisconsin 53717
(Address of principal executive offices)--(Zip code)

Registrant’s telephone number, including area code: (608) 827-5700

Date of fiscal year end: 11/30/2025

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMPSON IM FUNDS, INC.

By:	/s/ Lesley T. Bailey
Lesley T. Bailey
Secretary

Date: October 8, 2025

RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

THOMPSON IM FUNDS, INC.

The undersigned, Lesley T. Bailey, the duly elected Secretary of Thompson IM Funds, Inc., a Wisconsin corporation (such corporation, the “Fund Company”, each series thereof, the “Funds”, do hereby certify that the Board of Directors of the Fund Company duly adopted by written consent on August 22, 2025 (including by all of the Directors who are not “interested persons” of the Fund Company) the following resolution, which resolution is now in full force and effect:

RESOLVED, that, pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder, the fidelity bond (Bond No. 87044125B) issued to Thompson IM Funds, Inc. (the “Company”) by ICI Mutual Insurance Company in the amount of $1,500,000 for the period from June 30, 2025, to June 30, 2026, in the form presented with these resolutions (the “Fidelity Bond”), is hereby approved, which Fidelity Bond protects the Company against larceny or embezzlement by any of its officers and employees who singly, or jointly with others, may have access to securities or funds of the Company or any mutual fund series thereof, either directly or indirectly or through authority to draw upon such funds or direct the disposition of such securities, and which Fidelity Bond specifies that it is not to be canceled, terminated or modified except upon at least 60 days’ written notice by the acting party to the affected party, and by the insurance company to the Company and the Securities and Exchange Commission; and

FURTHER RESOLVED, that the officers of the Company are hereby authorized and directed at all times to maintain the Fidelity Bond in an amount adequate to satisfy the requirements of Rule 17g-1, and to adjust the coverage when they deem it necessary and prudent without the need for prior approval of the board of directors of the Company; and

FURTHER RESOLVED, that each mutual fund series of the Company shall pay a portion of the premium for the Fidelity Bond which bears the same relationship to the total premium as the total assets of the series bears to the aggregate assets of the Company; and

FURTHER RESOLVED, that all documents, agreements, and instruments previously executed and delivered, and any and all actions taken by the officers and representatives of the Company in negotiating, documenting, and effecting the transactions described in the foregoing resolutions, whether taken prior to or after the date hereof, in connection with or related to the matters set forth in, or reasonably contemplated or implied by, the foregoing resolutions, are hereby adopted, ratified, confirmed, and approved in all respects and for all purposes as the acts and deeds of the Company; and

FURTHER RESOLVED, that Colleen Donnelly, Chief Compliance Officer of the Company, is hereby directed to make such filings with and give such notices to the Securities and Exchange Commission as are required by Rule 17g-1 under the Investment Company Act of 1940.

FURTHER RESOLVED, that this consent may be signed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed a single document. Execution and delivery of an executed signature page to this consent by electronic transmission (including via Docusign and documents delivered in Adobe PDF format) shall be effective as delivery of a manually executed counterpart to this consent.

A true and complete copy of the Fidelity Bond (including all riders and amendments thereto), as so modified by Rider No. 9 and Rider No. 10 attached as Exhibit A hereto, was filed by the Company with the Securities and Exchange Commission on August 28, 2025. The period covered by the Fidelity Bond as to which premiums have been paid began on June 30, 2025 and continues until June 30, 2026.

IN WITNESS WHEREOF, I have hereunto set my hand as Secretary of said Fund Company on this 8th day of October, 2025.

Respectfully Submitted:

/s/ Lesley T. Bailey
Lesley T. Bailey, Secretary

2

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Thompson IM Funds, Inc.	87044125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 25, 2025	June 30, 2025 to June 30, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective August 25, 2025, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$1,700,000
Insuring Agreement C-	ON PREMISES	$1,700,000
Insuring Agreement D-	IN TRANSIT	$1,700,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,700,000
Insuring Agreement F-	SECURITIES	$1,700,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,700,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$1,700,000
Insuring Agreement J-	COMPUTER SECURITY	$1,700,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0004.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Thompson IM Funds, Inc.	87044125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 25, 2025	June 30, 2025 to June 30, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed It is further understood and agreed that Rider No. 7 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 10, effective as of 12:01 a.m. on August 25, 2025, Standard Time at the Principal Address.

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Five Hundred Thousand Dollars ($500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)	the Shareholder of Record verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)	if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction shall be One Million Seven Hundred Thousand Dollars ($1,700,000) and the Deductible Amount applicable to any such Single Loss is One Hundred Thousand Dollars ($100,000).

It is further understood and agreed that, notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Online Transactions shall be an aggregate of One Million Seven Hundred Thousand Dollars ($1,700,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“Online Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

“Online Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.

“Online Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RN0038.0-02 (06/18)